

August 25, 2025

Jeffrey D. Pribor
Chief Financial Officer
International Seaways, Inc.
600 Third Avenue, 39th Floor
New York, New York. 10016

> **Re: International Seaways, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2024**
> **Filed February 27, 2025**
> **File No. 001-37836**

Dear Jeffrey D. Pribor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation